Exhibit 99.1

Galmed Announces Successful First-in-Human Proof-of-Concept Clinical Study Results for Colospan’s Novel Intraoperative Tissue Assessment Technology

●	The prospective, single-arm study enrolled 32 colorectal cancer patients at three leading clinical centers in Israel. The primary objective was to demonstrate feasibility of intraoperative quantitative measurement of colon tissue quality.

●	The study establishes the clinical foundation for novel intraoperative tissue assessment technology, with an aim to expand Colospan’s product pipeline with a second technology platform for Colorectal Surgery.

●	The new technology platform, which complements Colospan’s CG-100 intraluminal bypass device, is designed to advance Galmed’s strategy to build a leading innovative medtech and biotech company addressing unmet needs in GI oncology and colorectal surgery.

Ramat-Gan, Israel, AUG. 19, 2026 – Colospan Ltd., a wholly owned subsidiary of Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD), today announced the successful completion of a feasibility study supporting the development of a novel intraoperative colon tissue quality assessment platform. The technology represents Colospan’s second platform, expanding the its innovation pipeline beyond its lead product, CG-100, and reinforcing Galmed’s strategy of building a diversified portfolio of technologies addressing significant unmet needs in colorectal surgery.

The feasibility study enrolled 32 colorectal cancer patients undergoing elective colorectal surgery at three leading Israeli medical centers. The study successfully demonstrated that quantitative measurement of colon tissue compliance is technically feasible using a novel ex-vivo methodology. Successful measurements obtained in all 32 patients with no measurement failures or procedure-related technical issues. These results establish the clinical foundation for continued development of an intraoperative device intended to objectively evaluate colon tissue quality during surgery.

The new platform is being developed to provide surgeons with objective, quantitative measurements of colon tissue quality during colorectal surgery. By providing real-time information regarding tissue mechanical properties, the technology is intended to provide objective information that may ultimately support intraoperative surgical decision-making. This may contribute over time to a better understanding of tissue properties relevant to surgical planning prior to creation of a colorectal anastomosis, and may potentially help surgeons identify patients at increased risk of developing Low Anterior Resection Syndrome (LARS).

Allen Baharaff, President and CEO of Galmed Pharmaceuticals, commented:

“The acquisition of Colospan was driven by our conviction that the company represents far more than a single-product opportunity. We recognized an innovation platform with deep scientific expertise, a differentiated technology portfolio and the ability to develop multiple solutions addressing significant unmet needs in colorectal surgery. The data we are publishing today support our belief that Colospan’s engineering concepts have the potential to transition effectively into real-world clinical use. We believe that the data give Colospan a strong foundation for the continued development of the platform and support our plans to advance toward future clinical trials and regulatory submissions.”

Boaz Assaf, Founder and Chief Executive Officer of Colospan, commented:

“The tissue assessment platform complements CG-100 Intraluminal Bypass Device, Colospan’s investigational device designed to provide an alternative to diverting stomas following low anterior resection. Together, these technologies reflect Colospan’s long-term strategy of developing innovative solutions that address critical challenges across the continuum of colorectal cancer surgery from intraoperative tissue quality assessment to postoperative healing and recovery.”

About Colospan

Colospan Ltd., a wholly owned subsidiary of Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD), is a commercial-stage medical device company headquartered in Kfar Saba, Israel. Its flagship product, CG-100, is an intraluminal bypass device designed to protect colorectal anastomoses and reduce the need for diverting stomas, offering a less invasive alternative to standard surgical practice. CG-100 was granted FDA Breakthrough Device Designation, is CE marked under the EU Medical Device Regulation, and is approved for investigational use in the United States under an FDA approved IDE. The device is not approved for commercial use in the US. For more information, visit www.colospan.com.

About Galmed Pharmaceuticals

Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) is an Israel-based biopharmaceutical company headquartered in Ramat Gan, with a growing focus on gastrointestinal and oncological innovation. Galmed’s flagship asset, Aramchol, is a first-in-class synthetic fatty acid-bile acid conjugate molecule under evaluation across liver disease and oncological indications, including GI cancers. For more information, visit www.galmedpharma.com

Forward-Looking Statements

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to the continued development, clinical evaluation and regulatory advancement of Colospan’s tissue assessment platform; the potential benefits, capabilities and clinical applications of the technology; the expansion of Colospan’s product pipeline; the expected benefits of Galmed’s acquisition of Colospan; and Galmed’s business strategy and growth plans. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, our inability to recognize the anticipated benefits of the acquisition of Colospan; expectations with respect to future performance and growth of Colospan; the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of CG-100, Aramchol or any other medical device or product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to CG-100, Aramchol or any other medical device or product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of CG-100, Aramchol and any future medical devices or product candidates; our ability to comply with all applicable post-market regulatory requirements for CG-100, Aramchol, or any other medical device or product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for CG-100, Aramchol, or any medical device or other product candidate; third-party payor reimbursement for CG-100, Aramchol, or any other medical device or product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of CG-100 Aramchol or any other medical device or product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of CG-100, Aramchol or any other medical device or product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our CG-100 or product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and the security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 31, 2026 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Investor and Media contact:

Guy Nehemya, +972-3-693-8448, investor.relations@galmedpharma.com